Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/31/17	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the fed' securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: July 31, 2017

By: _____
     Barbara J. Comly
     EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 31st day of July, 2017.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

July 31, 2017

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

    Re: **Miami International Securities Exchange, LLC ("MIAX")**
            Amendment 2017-09 to Form 1 Application

Dear Ms. Marshall:

    Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment 2017-09 to the Form 1 Application of MIAX, which includes the following changes:

        Exhibit M – Updated Member List

    Please do not hesitate to contact me if you have any questions in connection with this matter.

              Very truly yours,

              Barbara J. Comly
              EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit M

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a member, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of July 31, 2017, including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firms 44

As of 31-Jul-17

ABN AMRO CLEARING CHICAGO LLC	Approval Date:	3/7/2013
175 West Jackson Blvd., Ste. 400	MIAX Membership Activities:	
Chicago IL 60604 Tele #: (312) 604-8000	ELECTRONIC EXCH. MEMBER: CLEARANCE	
AKUNA SECURITIES LLC	Approval Date:	4/17/2017
333 S. Wabash Avenue, Suite 2600	MIAX Membership Activities:	
Chicago IL 60604 Tele #: (312) 994-4640	REGULAR MARKET MAKER	
APEX CLEARING CORPORATION	Approval Date:	11/18/2015
350 N. St. Paul, Suite 1300	MIAX Membership Activities:	
Dallas TX 75201 Tele #: (214) 765-1100	ELECTRONIC EXCH. MEMBER: CLEARANCE	
BARCLAYS CAPITAL INC.	Approval Date:	12/7/2012
745 Seventh Avenue	MIAX Membership Activities:	
New York NY 10019 Tele #: (212) 526-7000	ALL MEMBERSHIPS	
BMO CAPITAL MARKETS CORP.	Approval Date:	10/10/2014
3 Times Square, 27th Floor	MIAX Membership Activities:	
New York NY 10036 Tele #: (212) 885-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
BNP PARIBAS SECURITIES CORP.	Approval Date:	4/21/2014
787 Seventh Avenue	MIAX Membership Activities:	
New York NY 10019 Tele #: (212) 841-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
CITADEL SECURITIES LLC	Approval Date:	12/7/2012
131 South Dearborn Street	MIAX Membership Activities:	
Chicago IL 60603 Tele #: (312) 395-2100	PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW	
CITI ORDER ROUTING AND EXECUTION, LLC	Approval Date:	12/7/2012
11 Ewall Street	MIAX Membership Activities:	
Mt. Pleasant SC 29464 Tele #: (843) 789-2080	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
COMPASS PROFESSIONAL SERVICES, LLC	Approval Date:	12/7/2012
111 W. Jackson Blvd., 20th Fl.	MIAX Membership Activities:	
Chicago IL 60604 Tele #: (312) 692-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
CREDIT SUISSE SECURITIES (USA) LLC	Approval Date:	12/7/2012
11 Madison Avenue, 3rd Floor	MIAX Membership Activities:	
New York NY 10010 Tele #: (212) 325-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
CUTLER GROUP, LP	Approval Date:	11/2/2015
101 Montgomery Street, Ste. 700	MIAX Membership Activities:	
San Francisco CA 94104 Tele #: (415) 293-3956	REGULAR MARKET MAKER/EEM: ORDER FLOW	
DASH FINANCIAL TECHNOLOGIES LLC	Approval Date:	12/7/2012
311 S. Wacker Drive, Ste. 1000	MIAX Membership Activities:	
Chicago IL 60606 Tele #: (847) 550-1730	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
DEUTSCHE BANK SECURITIES INC.	Approval Date:	1/25/2013
60 Wall Street	MIAX Membership Activities:	
New York NY 10005 Tele #: (212) 250-2500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
DRW SECURITIES, L.L.C.	Approval Date:	8/31/2015
540 West Madison, Ste. 2500	MIAX Membership Activities:	
Chicago NY 60661 Tele #: (312) 542-3231	ELECTRONIC EXCH. MEMBER: ORDER FLOW	

GLOBAL EXECUTION BROKERS, LP	Approval Date:	12/7/2012
401 City Avenue, Ste. 200	**MIAX Membership Activities:**	
Bala Cynwyd PA 19004 Tele #: (610) 617-2600	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
GOLDMAN SACHS & CO. LLC	Approval Date:	1/15/2013
200 West Street	**MIAX Membership Activities:**	
New York NY 10282 Tele #: (212) 902-1000	ALL MEMBERSHIPS	
GROUP ONE TRADING LP	Approval Date:	10/20/2014
440 South La Salle, Ste. 3232	**MIAX Membership Activities:**	
Chicago IL 60605 Tele #: (312) 347-8864	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW	
HILLTOP SECURITIES INC.	Approval Date:	2/8/2013
1201 Elm Street, Ste. 3500	**MIAX Membership Activities:**	
Dallas TX 75270 Tele #: (214) 859-1800	ELECTRONIC EXCH. MEMBER: CLEARANCE	
HRT FINANCIAL LLC	Approval Date:	3/29/2017
32 Old Slip, 30th Floor	**MIAX Membership Activities:**	
New York NY 10005 Tele #: (212) 293-1444	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	Approval Date:	8/26/2014
233 South Wacker Drive, #4300	**MIAX Membership Activities:**	
Chicago IL 60606 Tele #: (312) 244-3300	ALL MARKET MAKER CLASSES	
INSTINET, LLC	Approval Date:	3/27/2013
309 West 49th Street	**MIAX Membership Activities:**	
New York NY 10019 Tele #: (212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
INTERACTIVE BROKERS LLC	Approval Date:	12/7/2012
One Pickwick Plaza, 2nd Fl.	**MIAX Membership Activities:**	
Greenwich CT 06830 Tele #: (203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
ITG DERIVATIVES LLC	Approval Date:	12/7/2012
601 S. LaSalle, Ste. 300	**MIAX Membership Activities:**	
Chicago IL 60605 Tele #: (312) 935-0125	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
J.P. MORGAN SECURITIES LLC	Approval Date:	12/7/2012
383 Madison Avenue	**MIAX Membership Activities:**	
New York NY 10179 Tele #: (201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
JEFFERIES LLC	Approval Date:	9/15/2014
520 Madison Avenue	**MIAX Membership Activities:**	
New York NY 10022 Tele #: (212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	Approval Date:	12/7/2012
One Bryant Park, 6th Fl.	**MIAX Membership Activities:**	
New York NY 10036 Tele #: (646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE	
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	Approval Date:	12/7/2012
One Bryant Park	**MIAX Membership Activities:**	
New York NY 10036 Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
MORGAN STANLEY & CO. LLC	Approval Date:	12/7/2012
1585 Broadway	**MIAX Membership Activities:**	
New York NY 10036 Tele #: (212) 761-4000	ALL MEMBERSHIPS	
OPTIVER US LLC	Approval Date:	1/27/2015
130 E. Randolph Street, Ste. 1300	**MIAX Membership Activities:**	
Chicago IL 60601 Tele #: (312) 821-9500	REGULAR MARKET MAKER	
PEAK6 CAPITAL MANAGEMENT LLC	Approval Date:	7/22/2015
141 W. Jackson Blvd., Ste. 500	**MIAX Membership Activities:**	
Chicago IL 60604 Tele #: (312) 444-8700	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
PERSHING LLC	Approval Date:	3/12/2013
1 Pershing Plaza, 10th Fl.	**MIAX Membership Activities:**	
Jersey City NJ 07399 Tele #: (201) 413-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	

QUANTLAB SECURITIES, LP		Approval Date: 4/7/2015
Three Greenway Plaza		**MIAX Membership Activities:**
Houston TX 77046	Tele #: (713) 333-5440	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SIMPLEX TRADING, LLC		Approval Date: 9/20/2013
230 So. LaSalle St., Ste. 4-100		**MIAX Membership Activities:**
Chicago IL 60604	Tele #: (312) 360-2440	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SUSQUEHANNA INVESTMENT GROUP		Approval Date: 11/23/2016
401 City Avenue, Ste. 201		**MIAX Membership Activities:**
Bala Cynwyd PA 19004	Tele #: (610) 617-2600	REGULAR MARKET MAKER
SUSQUEHANNA SECURITIES		Approval Date: 12/7/2012
401 City Avenue, Ste. 220		**MIAX Membership Activities:**
Bala Cynwyd PA 19004	Tele #: (610) 617-2600	PRIMARY LEAD & LEAD MARKET MAKER
TIMBER HILL LLC		Approval Date: 12/7/2012
One Pickwick Plaza, Ste. 200		**MIAX Membership Activities:**
Greenwich CT 06830	Tele #: (203) 618-5800	ALL MARKET MAKER CLASSES/EEM: CLEARANCE
UBS SECURITIES LLC		Approval Date: 12/7/2012
1285 Avenue of the Americas		**MIAX Membership Activities:**
New York NY 10019	Tele #: (203) 719-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VIRTU AMERICAS LLC		Approval Date: 12/7/2012
300 Vesey Street		**MIAX Membership Activities:**
New York NY 10282	Tele #: (201) 386-2891	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC		Approval Date: 5/31/2013
250 Vesey Street, Ste. 2601		**MIAX Membership Activities:**
New York NY 10281	Tele #: (646) 484-3000	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
WALLEYE TRADING LLC		Approval Date: 5/13/2015
2800 Niagara Lane North		**MIAX Membership Activities:**
Plymouth MN 55447	Tele #: (952) 345-6611	REGULAR MARKET MAKER/EEM: ORDER FLOW
WEDBUSH SECURITIES INC.		Approval Date: 12/7/2012
1000 Wilshire Boulevard, Suite 900		**MIAX Membership Activities:**
Los Angeles CA 90017	Tele #: (213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC		Approval Date: 4/11/2014
550 South Tryon Street, 6th Floor		**MIAX Membership Activities:**
Charlotte NC 28202	Tele #: (704) 715-6133	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC		Approval Date: 12/7/2012
175 W. Jackson Blvd., Ste. 200		**MIAX Membership Activities:**
Chicago IL 60604	Tele #: (312) 884-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC		Approval Date: 12/7/2012
175 W. Jackson Blvd., Ste. 200		**MIAX Membership Activities:**
Chicago IL 60604	Tele #: (312) 884-3490	PRIMARY LEAD & LEAD MARKET MAKER